Mail Stop 4561
Via fax (425) 497-6221

February 22, 2010

Mr. S. Steven Singh
CEO and Chairman of the Board
Concur Technologies, Inc.
18400 NE Union Hill Road
Redmond, WA 98052

      Re: **Concur Technologies, Inc.**
              Form 10-K for the Fiscal Year Ended September 30, 2009
              Filed November 18, 2009
              File No. 000-25137

Dear Mr. Singh:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief